Exhibit  D.1

                      STATE OF CONNECTICUT

              DEPARTMENT OF PUBLIC UTILITY CONTROL


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                   SUPPLEMENTAL APPLICATION OF
             THE CONNECTICUT LIGHT AND POWER COMPANY
         WITH RESPECT TO THE SALE OF ACCOUNTS RECEIVABLE

                     DOCKET NO. 96-05-24RE05


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I.   Background

     1.   The Connecticut Light and Power Company ("CL&P" or the
"Company") is a public service company within the meaning of Conn. Gen. Stat. Section 16-1 and its financings are subject to Conn. Gen. Stat. Section 16-43.

     2. By a decision dated June 5, 1996 in this docket, the Department of Public Utility Control (the "Department") approved the transactions (collectively, the "Receivables Program") described in a letter dated May 20, 1996 and subsequent submissions by CL&P with respect to the sale from time to time of fractional undivided interests ("Receivable Interests") in all eligible categories of CL&P's billed and unbilled accounts receivable and related assets ("Receivables").

     3. In a supplemental application dated June 30, 1997 ("Supplemental Application I"), CL&P requested that the Department approve the formation of CL&P Receivables Corporation ("CRC") and the restructuring of the Receivables Program from a one-step to a two-step sales transaction. The Department reopened this docket and, by decision dated September 10, 1997 ("Supplemental Decision I"), approved the formation of CRC and the restructuring of the Receivables Program.

     4. By supplemental application filed with the Department on September 29, 1998 ("Supplemental Application II"), CL&P requested the Department's approval for the payment of increased facility fees under the Receivables Program. The Department again reopened this docket and, by decision dated November 25, 1998 ("Supplemental Decision II"), approved an increase in such fees from 0.25% to 0.375% in connection with the then pending extension of the program.

     5. On December 13, 2000, the Department reopened this docket pursuant to Conn. Gen. Stat. Section 16-9 for the limited purpose of considering the termination of certain reporting requirements set forth in Order Nos. 4 and 6 of Supplemental Decision I. By decision dated February 7, 2001, the Department terminated the reporting requirements under such Order Nos. 4 and 6.

     6. By supplemental application filed with the Department on July 2, 2001 ("Supplemental Application III"), CL&P requested the Department's approval for the extension of the Receivables Program. The Department reopened this docket, and, by decision dated August 31, 2002, approved the extension of the Receivables Program until July 8, 2004.

     7. By this supplemental application, CL&P is seeking the Department's approval for the extension of the Receivables
Program until July 3, 2007.

II.  The Receivables Program

     1. The arrangements for the Receivables Program are set forth in two agreements. Under the Purchase and Contribution Agreement between CL&P and CRC, (the "Company Agreement"), CL&P sells or transfers Receivables to CRC from time to time as an equity contribution. The purchase price for any Receivables so sold reflects a discount based on assumptions concerning the estimated collection period of the Receivables, collection costs and collection risks as well as CRC's anticipated funding costs. Under the Receivables Purchase and Sale Agreement (among CRC, CL&P, CAFCO, Citibank, N.A., and Citicorp North America, Inc., as Agent) (the "CRC Agreement"), CRC sells Receivable Interests to either Corporate Asset Funding Company, Inc. ("CAFCO") or Citibank, N.A. and any other bank or eligible financial institution that may become a party to the CRC Agreement in accordance with its provisions (the "Banks") or their respective successors and assigns (collectively, the "Purchaser") from time to time. The Banks' commitment to purchase Receivable Interests in the event that CAFCO does not purchase such Receivable Interests terminates each 364-day period during the term of the program and must be renewed at that time ("Commitment Termination Date"). Such Receivable Interests may be funded and repaid on a revolving basis. The size of Receivable Interests are calculated according to a formula that includes reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements.

     2. The Company Agreement was amended and the CRC Agreement was amended and restated, each as of March 30, 2001, in connection with the issuance by Connecticut RRB Special Purpose
Trust CL&P-1 of rate reduction bonds with respect to certain of CL&P's stranded costs pursuant to Conn. Gen. Stat. Sections 16-245e and 16-245f. Such amendments, which were consistent with the terms of Supplemental Decision I and Supplemental Decision II, make it clear that the RRB Charge authorized by the Department in its Decision dated November 8, 2000 as supplemented on December 12,
2000 and March 12, 2001, in Docket No. 00-05-01 is not part of any Receivables or Receivable Interests sold in the Receivables
Program. Such amendments also reduced the maximum amount of Receivable Interests that can be outstanding under the Receivables Program at any time from $200,000,000 to $100,000,000.

     3. A copy of the Company Agreement and the March 30, 2001 amendment to the Company Agreement referred to above were previously filed with the Department in Docket No. 96-05-24RE04 and are therefore not filed with this supplemental application. A copy of Amendment No. 2 to the Company Agreement dated as of July 11, 2001 and a draft of proposed Amendment No. 3 providing for the extension of the Company Agreement are filed herewith as Exhibits B.1 and B.2, respectively. A copy of the amended and restated CRC Agreement as currently in effect was also filed under Docket No. 96-05-24RE04 and is therefore not filed with this supplemental application. A copy of each of the amendments to the CRC Agreement entered into since July 2001 and a draft of proposed Amendment No. 4 providing for the extension of the CRC Agreement are filed herewith as Exhibits C.1 through C.4, respectively.

     4. The availability of Receivables varies from time to time in accordance with electric energy use by CL&P's customers, billing rates and other factors. As a result of this and other factors important to the overall structure of the Receivables Program, the funds CRC has available to make a purchase at any time <FN1> may not match the cost of Receivables available. The Receivables Program includes certain mechanisms to accommodate this mismatch. When the amount of Receivables originated by CL&P exceeds the amount of cash CRC has available, either CRC makes the purchase and owes the balance of the purchase price to CL&P on a deferred basis, or CL&P makes a capital contribution to CRC in the form of the Receivables for which CRC lacks purchase price funds at that time. Conversely, if CRC develops a substantial cash balance (due to collections of previously transferred Receivables exceeding the balance of newly created Receivables available for purchase), CRC dividends the excess cash to CL&P.

     5. Under the CRC Agreement, purchases may be funded by the Purchaser's issuance of commercial paper. The minimum purchase price for a Receivable Interest which may be sold in a single transaction is $5,000,000 with a purchase limit of $100,000,000.

     6.   Citicorp North America, Inc., as agent for the
     Purchaser under the CRC Agreement (the "Agent"), has the right to appoint a collection agent on behalf of the Purchaser and CRC, to administer and collect receivables and to notify the obligors of the sale of their receivables, at the Agent's option. CL&P has been appointed as the initial collection agent, and only under certain adverse conditions can the Agent appoint a successor collection agent. Therefore, CL&P's customers have not experienced, and are not expected to experience, any changes in servicing and collection procedures from what they would otherwise be.

     7. Certain obligations under the Company Agreement create limited recourse against CL&P. Such recourse claims include liability for (i) failure to transfer to CRC a first priority ownership interest in the Receivables, (ii) CL&P's breach of its representations, warranties or covenants, and (iii) certain indemnity obligations. In order to secure these obligations, CL&P grants to the Agent a lien on, and security interest in, any rights which CL&P may have in respect of Receivables. The CRC Agreement creates comparable recourse obligations against CRC, and CRC grants a security interest in the Receivables and certain other rights and remedies (including its rights and remedies under the Company Agreement) to the Agent, for the benefit of the Purchaser, to secure such recourse obligations. Neither CRC's nor the Purchaser's recourse to CL&P includes any rights against CL&P should customer defaults on the Receivables result in collections attributable to the Receivable Interests sold to the Purchaser being insufficient to reimburse the Purchaser for the purchase price paid by it for the Receivable Interests and its anticipated yield. The Purchaser bears the risk for any credit losses on the Receivables which exceed the reserves for such losses included in the Receivable Interests.

     8. The Company and CRC are obligated to reimburse the Purchaser, the Agent and the Banks for various costs and expenses associated with the Company Agreement and the CRC Agreement. The Company and CRC are also required to pay to the Agent certain fees for services in connection with such agreements. CL&P as collection agent receives a fee from CRC and/or the Purchaser in an amount equal to 0.25% per annum on the average daily outstanding Invested Amount (as defined in the CRC Agreement). CL&P does not pay any fees to CRC. While CRC may realize a profit on these transactions, such profit will inure to the benefit of CL&P since CL&P wholly owns CRC.

     9. CL&P believes that funding under the Receivables Program will continue to be more advantageous than other sources of funds available to CL&P. If the Receivables Program is fully utilized, its cost (which is based on current commercial paper rates) is approximately equal to the 30-day LIBOR rate plus 0.355% at the present time. Included in this cost is a liquidity fee of 0.175%, which is based on CL&P's current credit ratings, and an investment fee of 0.01% (collectively, the Facility Fees), both of which are payable regardless of whether the facility is used. The liquidity fee would increase to 0.25% if CL&P's credit rating were to decline one step, and would increase further for each additional decline in CL&P's credit rating, up to a maximum of 1.00%. The liquidity fee at each rating level may be adjusted upon the agreement of CRC and the Agent to reflect current market conditions as a condition to the Banks' annual extension of the Commitment Termination Date. In addition, there is a Program Fee, which is currently 0.15% based on CL&P's current credit ratings, and a Purchaser Fee of 0.02%, both of which are usage-based. The Program Fee would increase to 0.20% if CL&P's credit rating were to decline one step, and would increase further for each additional decline in CL&P's credit rating, up to a maximum of 1.50%. By comparison, the cost of borrowing under CL&P's committed bank line is currently equal to the 30-day LIBOR rate plus a credit spread of 0.875% based on CL&P's current credit ratings (borrowing costs only, excluding fees), which is more costly than the Receivables Program at CL&P's current ratings with all costs considered. The borrowing cost under the bank line would also increase if CL&P's credit rating were to decline, and would remain more costly than the Receivables Program under those scenarios.

     10. Under applicable accounting rules, utilization of the Receivables Program is reflected on CL&P's consolidated financial statements as a sale and not as the incurrence of debt.
Accordingly, utilization of the Receivables Program does not result in any increased leverage for CL&P.

     11. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement to other persons, including the providers of its bank facilities.
However, any such assignment will not change the nature of the obligations of CL&P or CRC under the Company Agreement and the CRC Agreement.

     12. The Receivables Program has permitted CL&P to accelerate its receipt of cash collections from accounts receivable and thereby increase its ability to meet its short term cash needs. The purchase and sale transactions have provided and will continue to provide CL&P with needed financial flexibility. It is anticipated that the proceeds from this facility will be used for general corporate purposes, including repayment of outstanding debt.

     13. The arrangements under the Company Agreement and the CRC Agreement currently are scheduled to terminate on July 8, 2004 and July 7, 2004, respectively.

     14. CL&P's restructuring of the Receivables Program in accordance with Supplemental Order I was subject to certain approvals of the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935, as amended, and CL&P is requesting the SEC to approve those aspects of the extension of the Receivables Program requiring SEC approval. The SEC's approval of CL&P's proposed extension of the Receivables Program is subject to CL&P's receipt of all necessary state regulatory approvals, including the approval of the Department hereunder. CL&P hereby waives the requirement under Conn. Gen. Stat 16-43 that the Department act on this Supplemental Application within 30 days. CL&P is desirous of obtaining all necessary approvals as soon as possible because it will not be able to utilize the Receivables Program after July 7, 2004 until such approvals are obtained; accordingly, final approval of this Supplemental Application by the Department is respectfully requested on or before May 26, 2004. A copy of CL&P's application to the SEC in connection with the proposed extension is attached hereto as Exhibit D.

     15. The financial statements attached as Exhibits E (CL&P) and F (Northeast Utilities), include a balance sheet, income statement, statement of retained earnings, capital structure and explanation of pro forma adjustments which reflect the proposed transactions.

III. Additional Information

     The following additional information is supplied as part of this Supplemental Application:

     A. The exact legal name of the Applicant and its principal place of business:

          The Connecticut Light and Power Company
          107 Selden Street
          Berlin, Connecticut 06037-5457

     CL&P is a corporation specially chartered by the General
Assembly of the State of Connecticut.

     B. The name, title, address, and telephone number of the attorneys and others to whom correspondence or communications in regard to this Supplemental Application are to be addressed:

          Randy A. Shoop
          Treasurer
          The Connecticut Light & Power Company
          P.O. Box 270
          Hartford, Connecticut 06141-0270
          Telephone: (860) 665-3258
          Fax:       (860) 665-3847
     and

          Jane P. Seidl, Esq.
          Senior Counsel
          Northeast Utilities Service Company
          P.O. Box 270
          Hartford, CT 06141
          Telephone: (860) 665-5051
          Fax:       (860) 665-5504
     and

          Janet R. Palmer
          Manager - Regulatory Policy - CT
          Northeast Utilities Service Company
          P.O. Box 270
          Hartford, CT 06141
          Telephone: (860) 665-3566
          Fax:       (860) 665-3314


     C. A concise and explicit statement of facts on which the Department is expected to rely in granting this Supplemental
Application.

     1. As a result of CL&P's determination that it would be beneficial to continue to have the ability to sell Receivable Interests in order to provide it with flexibility in meeting its short term cash needs, CL&P proposes to extend its existing accounts receivable sales program on the same terms as previously approved by the Department to July 3, 2007.

     2. Sales of accounts receivable by CL&P permit the acceleration by 30 to 60 days of anticipated income through the conversion of accounts receivable to cash. The proposed transactions will not result in a rate increase to CL&P's retail customers now or in the future. Furthermore, CL&P does not expect its customers to experience any change in the procedures to service or collect on outstanding accounts since it is intended that CL&P will continue to serve as the collection agent for any accounts receivable sold under the program and can be removed as such collection agent only in certain unlikely circumstances. Thus, it is expected that the program will continue to provide CL&P with important financial flexibility with no change in the rates charged or CL&P's provision of service to the public.

     3. CL&P believes that the purchase and sale program provides it with desirable financial flexibility. CL&P meets its short-term funding requirements through a combination of internally generated funds, borrowing under existing credit facilities and external financing arrangements such as this program.

     4. CL&P further expects that the program will continue to offer attractive pricing as compared to alternative funding sources.

     5. An estimate of the fees and expenses that CL&P will incur in connection with the proposed transaction is filed herewith as Exhibit G.

IV.  Exhibits

     1. CL&P is filing herewith the exhibits listed in Appendix 1 hereto. This Supplemental Application and Appendix 1 set forth all information and exhibits required to be filed by CL&P and which CL&P deems necessary or desirable to support the granting of this Supplemental Application. CL&P, however, hereby reserves the right to file such testimony and additional exhibits as it may consider to be necessary or desirable.

     2. CL&P requests that the Department waive the requirement that CL&P file with this Supplemental Application copies of its or its parent's most recent annual report and proxy statement to stockholders.

V.   Requests for Approval

     WHEREFORE, CL&P respectfully requests the Department's approval, pursuant to Conn. Gen. Stat. 16-43, of the transactions described herein in substantially the form set forth in this Application and the Exhibits hereto.

Dated this 25th day of March, 2004.

                                 Respectfully submitted,

                                 THE CONNECTICUT LIGHT AND POWER
                                 COMPANY



                                 By: /s/ Jane P. Seidl
                                 Jane P. Seidl, Esq.
                                 Senior Counsel
                                 Northeast Utilities Service
                                 Company






                 SUPPLEMENTAL APPLICATION OF
           THE CONNECTICUT LIGHT AND POWER COMPANY
       WITH RESPECT TO THE SALE OF ACCOUNTS RECEIVABLE
                   DOCKET NO. 96-05-24RE05

                         APPENDIX 1

                      LIST OF EXHIBITS

     *A.  CL&P's authorizing resolution for the proposed transactions.

     B.   Company Agreement.

          B.1  Amendment  No. 2 dated as of July 11, 2001
          B.2 Draft of Proposed Amendment No. 3, to be dated as of July 7, 2004

     C.   CRC Agreement.

          C.1  Amendment  No. 1 dated as of July 11, 2001
          C.2  Amendment  No. 2 dated as of July 10, 2002
          C.3  Amendment  No. 3 dated as of July 9, 2003
          C.4 Draft of Proposed Amendment No. 4, to be dated as of July 7, 2004

     D.   Application/Declaration to the Securities and Exchange
          Commission.

     E.   The Connecticut Light and Power Company

          E.1  Balance Sheet, per books and pro forma
          E.2  Income Statement, per books and pro forma
          E.3 Statement of Retained Earnings, per books and pro forma, and Statement of Capital Structure per books and pro forma
          E.4  Explanation of Pro Forma Adjustments

     F.   Northeast Utilities and Subsidiaries
          F.1 Consolidated Balance Sheet, per books and pro forma
          F.2 Consolidated Income Statement, per books and pro forma
          F.3 Consolidated Statement of Retained Earnings, per books and pro forma, and Consolidated Statement of Capital Structure, per books and pro forma
          F.4  Explanation of Pro Forma Adjustments

     G.   Schedule of Fees and Expenses


     * To be filed in this proceeding when available


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

<FN1>  The only funds available to CRC are those resulting from its participation in the program and CL&P's capital contributions to it.

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